March 17, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Jonathan Burr

Re:	WITHDRAWAL OF REQUEST FOR ACCELERATION OF EFFECTIVENESS
Glenfarne Merger Corp. (CIK No. 0001818880)
Registration Statement on Form S-1, as amended (File No. 333-253206)

Dear Mr. Burr:

The undersigned, for itself and the several underwriters, hereby respectfully requests that the U.S. Securities and Exchange Commission consent to the withdrawal of an acceleration request filed on March 16, 2021 pursuant to Rule 461 under the Securities Act of 1933, as amended, requesting for effectiveness of the above-referenced Registration Statement on Form S-1 as of 4:00 p.m. Eastern Time, on March 17, 2021.

Following such withdrawal, the undersigned plans to submit a new acceleration request.

[Remainder of Page Intentionally Blank]

Sincerely,

MIZUHO SECURITIES USA LLC,
as Representative of the Several Underwriters

By:	/s/ Andor Laszlo
Name:	Andor Laszlo
Title:	Managing Director

March 17, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attn: Jonathan Burr

Re:	REQUEST FOR ACCELERATION OF EFFECTIVENESS
Glenfarne Merger Corp. (CIK No. 0001818880)
Registration Statement on Form S-1, as amended (File No. 333-253206)

Dear Mr. Burr:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, for itself and the other Underwriters, hereby join in the request of Glenfarne Merger Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern time on Thursday, March 18, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act, the undersigned advise that as of the date hereof, approximately 50 copies of the Preliminary Prospectus dated March 4, 2021 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Blank]

Very truly yours,

MIZUHO SECURITIES USA LLC

By:	/s/ Andor Laszlo
Name:	Andor Laszlo
Title:	Managing Director

As Representative of the Underwriters